Exhibit 99.1

4D pharma to Restate Unaudited Interim Financial Statements for the

Six-Month Period Ended June 30, 2021 to Correct Accounting for

Warrants

Non-cash adjustment with no effect on cash position or operating results of 4D Pharma’s business

Audited financial statements for Fiscal Year 2020 are not affected

Leeds, UK, February 18, 2022 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical Company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announced that the Company has determined that the warrants and units assumed by the Company in connection with its March 2021 merger with Longevity Acquisition Corporation should not be recorded as equity instruments, and in accordance with IFRS and US GAAP, should be recorded as derivative liabilities. While the issues identified are non-cash, and do not impact the cash and cash equivalents, the Company has restated the unaudited interim consolidated financial statements for the six months period ending June 30, 2021.

The issues disclosed in this release are an accounting technicality and were identified during the Company’s ongoing preparation of its audited financial statements for the year ended December 31, 2021. The restatements do not impact the Company’s cash and cash equivalents, revenues, operating expenses, operating loss, assets, or liquidity for the affected period.

This restatement will apply to the Company’s International Financial Reporting Standards “IFRS” and US Generally Accepted Accounting Principles “GAAP” financial statements for the six months period ending June 30, 2021.The Company’s audited financial statements for the year ended December 31, 2020 are not affected.

IFRS Statements

As previously reported under IFRS, the Company had concluded that the warrants and units were determined to be equity instruments and accounted for under IFRS 2. During the re-assessment and in line with the IFRIC discussion paper dated February 1, 2022 (‘Special purpose acquisition companies (SPAC); accounting for warrants at acquisition’), the Company has reviewed its warrant accounting policies and determined that the rules outlined in IAS 32 may provide a more appropriate treatment than that of IFRS 2. IAS 32 states that equity linked financial instruments must meet a “fixed for fixed” criteria to be accounted for as equity based. As a result of the variation in the strike price currency (USD$) and the Company’s functional currency (GBP£) together with the cashless exercise features, the warrants and units are to be determined as liabilities. Therefore, the Company has decided to reassess its accounting policy, changing the reporting of the warrants and units to liabilities in its restated financials. The restated IFRS financial statements are set out below. The effect on IFRS reporting are as follows:

●	Income Statement: Restated comprehensive loss of (£49.2) million compared to (£56.1) million as previously reported. This is a reduction in comprehensive loss of £6.9 million due to the change in fair value of the warrants as of June 30, 2021
●	Balance Sheet: Reduction in equity and net assets of £11.5 million, offset by an increase in liabilities of £11.5 million

GAAP Statements

As previously reported under GAAP, the Company had concluded that the warrants and units were indexed to its own stock and were equity based. According to Accounting Standards Codification “ASC” 815-40-15-71, equity linked financial instruments issued with a strike price denominated in a currency (USD$) different than the Company’s functional currency (GBP£) incurs an exposure to changes in currency exchange rates and thus cannot be indexed to the Company’s stock. Therefore, the Company has corrected this issue and will report the warrants and units as derivative liabilities in the Form 6-K to be furnished with the US Securities and Exchange Commission. The effect on GAAP reporting are as follows:

●	Income Statement: Restated comprehensive loss of ($24.2) million compared to ($18.5) million as previously reported. This is an increase in comprehensive loss of $5.8 million, due to $11.0 million loss on issuance of securities, partially offset by $5.2 million in the change in fair value of the warrants as of June 30, 2021
●	Balance Sheet: Reduction of $5.8 million in stockholder’s equity, offset by an increase in liabilities of $5.8 million

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in irritable bowel syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

Contact Information:

4D

Duncan Peyton, Chief Executive Officer +44 (0)113 895 0130

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets – Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson

Stern Investor Relations

Julie Seidel +1-212-362-1200

Julie.seidel@sternir.com

IFRS Group Statement of Total Comprehensive Income

For the six months to 30 June 2021 (restated)

	Unaudited six months ended 30 June 2021		Unaudited six months ended 30 June 2021		Unaudited six months ended 30 June 2021		Unaudited six months ended 30 June 2020		Audited Year to 31 December 2020
	Reported		Adjustment		Restated		Reported		Reported
	£000		£000		£000		£000		£000
Revenue	231		—		231		275		534
Research and development costs	(9,873)		—		(9,873)		(12,418)		(22,041)
Administrative expenses	(3,346)		—		(3,346)		(3,839)		(5,969)
Foreign currency gains	229		—		(229)		920		363
Other operating income	18		—		(18)		21		45
Operating loss before non-recurring costs	(12,741)		—		(12,741)		(15,041)		(27,068)
Non-recurring costs	(44,160)		—		(44,160)		(565)		(3,110)
Operating loss after non-recuring costs	(56,901)		—		(56,901)		(15,606)		(30,178)
Finance income
– Fair value adjustment of warrants and units	—		6,927		6,927		—		—
– Other	2		—		2		5		5
Finance expense	(83)		—		(83)		(88)		(173)
Loss before taxation	(56,982)		6,927		(50,055)		(15,689)		(30,346)
Taxation	1,532		—		1,532		1,963		4,383
Loss for the period	(55,450)		6,927		(48,523)		(13,726)		(25,963)
Other comprehensive income:
Exchange differences on translating foreign operations	(665)		—		(665)		165		110
Loss and total comprehensive income for the period	(56,115)		6,927		(49,188)		(13,561)		(25,853)
Loss per share
Basic and diluted for the period	(34.97	)p	4.37	p	(30.60	)p	(14.06	)p	(22.80	)p

IFRS Group Statement of Financial Position

At 30 June 2021 (restated)

	At 30 June 2021	At 30 June 2021	At 30 June 2021	At 30 June 2020	At 31 December 2020
	Reported	Adjustment	Restated	Reported	Reported
	£000	£000	£000	£000	£000
Assets
Non-current assets
Property, plant and equipment
– Owned assets	3,229	—	3,229	4,150	3,659
– Right-of-use assets	752	—	752	911	835
Intangible assets	13,780	—	13,780	14,181	14,025
Taxation receivables	180	—	180	191	177
	17,941	—	17,941	19,433	18,696
Current assets
Inventories	305	—	305	212	291
Trade and other receivables	2,980	—	2,980	2,046	3,223
Taxation receivables	5,675	—	5,675	8,228	4,436
Cash and cash equivalents	20,746	—	20,746	20,746	8,775
	29,706	—	29,706	20,513	16,725
Total assets	47,647	—	47,647	39,946	35,421
Liabilities
Current liabilities
Trade and other payables	6,962	—	6,962	6,423	6,379
Lease liabilities	74	—	74	73	73
	7,036	—	7,036	6,496	6,452
Non-current liabilities
Lease liabilities	936	—	936	1,027	986
Liabilities on warrants and units	—	11,503	11,503	—	—
Deferred tax	12	—	12	966	13
	948	11,503	12,451	1,993	999
Total liabilities	7,984	11,503	19,487	8,489	7,451
Net assets	39,663	(11,503)	28,160	31,457	27,970
Capital and reserves
Share capital	451	—	451	274	329
Share premium	159,937	25,734	185,671	130,186	136,278
Merger reserve	958	—	958	958	958
Translation reserve	(110)	—	(110)	611	555
Other reserve	(864)	—	(864)	(864)	(864)
Share-based payment reserve	47,488	(44,164)	3,324	1,010	3,497
Retained earnings	(168,197)	6,927	(161,270)	(100,718)	(112,783)
Total equity	39,663	(11,503)	28,160	31,457	27,970

IFRS Group Cash Flow Statement

For the six months to 30 June 2021 (restated)

	Unaudited six months ended 30 June 2021	Unaudited six months ended 30 June 2021	Unaudited six months ended 30 June 2021	Unaudited six months ended 30 June 2020	Audited Year to 31 December 2020
	Reported	Adjustment	Restated	Reported	Reported
	£000	£000	£000	£000	£000
Loss after taxation	(55,450)	6,927	(48,523)	(13,726)	(25,963)
Adjustments for:
Depreciation of property, plant and equipment	446	—	446	508	1,003
Amortization of intangible assets	74	—	74	110	203
Loss on disposal of property, plant and equipment	40	—	40	—	—
Lease liabilities included in the Income Statement	—	—	—	68	135
Finance income
- Other	(2)	—	(2)	(5)	(5)
- Fair value adjustment of warrants and units	—	(6,927)	(6,927)	—	—
Finance expense	83	—	83	88	173
Expense on issue of shares	—	—	—	1,498	—
Share based compensation	44,121	—	44,121	675	3,334
Cash flows from operations before movements in working capital	(10,688)	—	(10,688)	(10,784)	(21,120)
Changes in working capital:
Increase in inventories	(14)	—	(14)	(14)	(93)
Decrease/(increase) in trade and other receivables	243	—	243	(1,037)	(2,106)
(Increase)/decrease in taxation receivables	(1,238)	—	(1,238)	(2,111)	1,697
Increase/(decrease) in trade and other payables	216	—	216	19	(1,052)
Cash outflow from operating activities	(11,481)	—	(11,481)	(13,927)	(22,674)
Cash flows from investing activities
Purchases of property, plant and equipment	(117)	—	(117)	(160)	(163)
Purchase of software and other intangibles	—	—	—	(15)	(15)
Net cash outflow from investing activities	(117)	—	(117)	(175)	(178)
Cash flows from financing activities
Proceeds from issues of ordinary share capital	27,904	—	27,904	22,000	29,741
Expenses on issue of shares	(4,217)	—	(4,217)	(1,498)	(1,594)
Lease liability payments	(37)	—	(37)	(126)	(188)
Interest received	2	—	2	5	5
Interest paid	(83)	—	(83)	(88)	(173)
Net cash inflow from financing activities	23,569	—	23,569	20,293	27,791
Increase in cash and cash equivalents	11,971	—	11,971	6,191	4,939
Cash and cash equivalents at the start of the year	8,775	—	8,775	3,836	3,836
Cash and cash equivalents at the end of the period	20,746	—	20,746	10,027	8,775